:

Administrative Office:
4333 Edgewood Road NE
Cedar Rapids, IA 52499

VIA EDGAR AND EMAIL

November 27, 2018

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re:	Transamerica Advisors Life Insurance Company Post-Effective Amendment No. 2 filed on November 26, 2018 (File No. 333-222192)

Commissioners:

Transamerica Advisors Life Insurance Company filed a Post-Effective Amendment to Form S-3

(File No. 333-222192) on November 26, 2018. Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Advisors Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective on November 30, 2018, or as soon thereafter as is reasonably practicable.

Transamerica Advisors Life Insurance Company (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Transamerica Advisors Life Insurance Company		Transamerica Capital, Inc.

By:	/s/ Brian Stallworth	By:	/s/ Alison Ryan
	Brian Stallworth		Alison Ryan
	Senior Counsel		Assistant Secretary